Pan American Silver Completes Acquisition of Yamana Gold
Vancouver, B.C. - March 31, 2023 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") and Yamana Gold Inc. (TSX: YRI; NYSE: AUY; LSE: AUY) ("Yamana") are pleased to announce that Pan American has completed its previously announced acquisition of all of the issued and outstanding common shares of Yamana ("Yamana Shares"), following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited ("Agnico Eagle"), by way of a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act.
"This acquisition is transformative for Pan American, significantly increasing the scale of our operations in Latin America where we have been operating for nearly three decades," said Michael Steinmann, President and Chief Executive Officer of Pan American. "We expect a material increase in our production of silver and gold, while we continue to provide a preferred way to invest in silver through large silver mineral reserves and growth opportunities, further enhanced by the increase in our market capitalization and trading liquidity. The acquisition is firmly aligned with our strategy of creating value by pursuing attractive growth opportunities, improving operating margins and extending mine life."
The Arrangement adds four producing mines to Pan American's portfolio: the Jacobina mining complex in Brazil, the El Peñón and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina. It also adds the MARA development project in Argentina.
Pan American plans to provide a 2023 operating outlook inclusive of the Latin American assets acquired through the Arrangement, as well as a consolidated forecast for annual general and administrative, exploration and project development costs, in the mid-second quarter of 2023.
Transaction consideration
Pursuant to the Arrangement, Yamana shareholders received, in respect of each Yamana Share held, US$1.0406 in cash paid by Agnico Eagle, 0.0376 of a common share of Agnico Eagle (each whole share, an "Agnico Eagle Share") and 0.1598 of a common share of Pan American (each whole share, a "Pan American Share"). In aggregate, Yamana shareholders received US$1,001,302,560 in cash, 36,177,931 Agnico Eagle Shares and 153,758,280 Pan American Shares pursuant to the Arrangement. Upon closing of the Arrangement, existing Pan American shareholders own approximately 58% of the Pan American Shares and former Yamana Shareholders own approximately 42% of the Pan American Shares.
Full details of the Arrangement and certain other matters are set out in the management information circular of Pan American dated December 20, 2022, which can be found under Pan American’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Delisting of Yamana Shares
The Yamana Shares are expected to be delisted from the Toronto Stock Exchange as of the closing of the market on April 3, 2023, and from the New York Stock Exchange as of the opening of the market on April 3, 2023. The depositary interests of Yamana were suspended from trading on the London Stock Exchange as of the opening of the market on March 27, 2023, and are expected to be formally delisted from the London Stock Exchange and cancelled from the UK Financial Conduct Authority’s Official List as of the opening of the market on April 3, 2023. Pan American is in the process of applying for Yamana to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate Yamana’s public reporting requirements.
Pan American's revolving credit facility and establishment of term credit facility
Pan American has further amended and restated its existing US$500 million sustainability-linked credit agreement (the "Existing Credit Facility"), which has been increased to US$750 million. In addition, a delayed-draw term loan facility in the amount of US$500 million has been established, which will be permanently cancelled and reduced to

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zero if it is not drawn within 60 days of today’s date. Pan American’s new amended and restated sustainability-linked credit facility (the "Amended Revolving Credit Facility") is led by BMO Capital Markets, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce as Joint Lead Arrangers and Joint Bookrunners, and Bank of Montreal, as administrative agent.
As at March, 31 2023, Pan American had drawn US$325 million under the Amended Revolving Credit Facility, which was used to repay the US$103 million drawn on the Existing Credit Facility, fund closing costs associated with the Arrangement and to repay, in full, and cancel Yamana's revolving credit facility, under which US$205 million had been drawn.
Board of Director Changes
In connection with the Arrangement, Pan American has identified three members of the former board of directors of Yamana who will be nominated for election to the board of directors of Pan American (the "Pan American Board") at the upcoming annual general and special meeting of Pan American (the "Meeting"), being John Begeman, Alexander Davidson, and Kimberly Keating. In addition, Michael Carroll will not be standing for re-election at the Meeting, and Chantal Gosselin will be nominated for election at the Meeting. The Meeting is expected to occur on May 10, 2023.
About Pan American
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information about Pan American contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, that we expect a material increase in our production of gold and silver; that there will be an increase in our market capitalization and trading liquidity; that the Yamana Shares are expected to be delisted from the Toronto Stock Exchange on April 3, 2023, the New York Stock Exchange on April 3, 2023 and the London Stock Exchange on April 3, 2023; that the Yamana Shares are expected to be cancelled from the Financial Conduct Authority’s Official List on April 3, 2023; statements regarding the timing of operating outlook and forecast updates; statements regarding interest rates that may apply under the Amended Revolving Credit Facility; statements relating to cancelling the delayed-draw term loan facility; statements regarding an investment grade credit rating; that the Meeting is expected to occur on May 10, 2023; and that John Begeman, Alexander Davidson, Kimberly Keating and Chantal Gosselin will be nominated for election at the Meeting.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices;

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fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Brazil, Chile or other countries where Pan American may carry on business, including risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the ability of Pan American and Yamana to successfully integrate operations and employees and realize synergies and cost savings, and to the extent anticipated; and those factors identified under the heading "Risk Factors" in Pan American’s management information circular dated December 20, 2022 and under the heading “Risks Related to Pan American's Business” in Pan American’s most recent form 40-F and annual information form dated February 22, 2023, filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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